SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Financial Engines, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317485 100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/ X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 3,227,115 shares, which constitutes approximately 7.4% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 43,539,968 shares outstanding, per the Issuer's most recent Form 10-Q and subsequently filed reports on Form 8-K.

CUSIP No. 317485 100

1.     Name of Reporting Person:

           Oak Hill Capital Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  3,113,113 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,113,113 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,113,113

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.2%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

CUSIP No. 317485 100

1.     Name of Reporting Person:

           Oak Hill Capital Management Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  79,827 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  79,827 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          79,827

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.2%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

CUSIP No. 317485 100

1.     Name of Reporting Person:

           OHCP GenPar, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  3,192,940 (1)(2)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,192,940 (1)(2)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,192,940 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.3%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  In its capacity as general partner of Oak Hill Capital Partners, L.P. with respect to 3,113,113 shares of Common Stock, and in its capacity as general partner of Oak Hill Capital Management Partners, L.P. with respect to 79,827 shares of Common Stock.
(2)  Power is exercised through its general partner, OHCP MGP, LLC.

CUSIP No. 317485 100

1.     Name of Reporting Person:

           OHCP MGP, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  3,192,940 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,192,940 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,192,940 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.3%

12.     Type of Reporting Person: OO
-------------------------------------------------------------------------------------
(1)  In its capacity as general partner of OHCP GenPar, L.P., in (i) OHCP GenPar, L.P.'s capacity as general partner of Oak Hill Capital Partners, L.P. with respect to 3,113,113 shares of Common Stock, and (ii) OHCP GenPar, L.P.'s capacity as general partner of Oak Hill Capital Management Partners, L.P. with respect to 79,827 shares of Common Stock.

CUSIP No. 317485 100

1.     Name of Reporting Person:

           Mark Wolfson

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  34,175
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  34,175
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          34,175

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: IN

Item 1(a).     Name of Issuer.

The name of the issuer is Financial Engines, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 1804 Embarcadero Road, Palo Alto, California 94303.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP") and Mark Wolfson ("Wolfson"), the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of OHCP is 201 Main Street, Suite 1620, Fort Worth, Texas 76102.

The address of the principal business office or residence of OHCMP is 201 Main Street, Suite 1620, Fort Worth, Texas 76102.

The address of the principal business office or residence of OHCP GenPar and OHCP MGP is 201 Main Street, Suite 1620, Fort Worth, Texas 76102.

The address of the principal business office or residence of Wolfson is 2775 Sand Hill Road, Suite 220, Menlo Park, California 94025.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 317485 100.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

OHCP

The aggregate number of shares of the Stock that OHCP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,113,113, which constitutes approximately 7.2% of the outstanding shares of the Stock.

OHCMP

The aggregate number of shares of the Stock that OHCMP owns beneficially, pursuant to Rule 13d-3 of the Act, is 79,827, which constitutes approximately 0.2% of the outstanding shares of the Stock.

OHCP GenPar

Because of its position as the general partner of OHCP and OHCMP, OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,192,940 shares of the Stock, which constitutes approximately 7.3% of the outstanding shares of the Stock.

OHCP MGP

Because of its position as the general partner of OHCP GenPar, OHCP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,192,940 shares of the Stock, which constitutes approximately 7.3% of the outstanding shares of the Stock.

Wolfson

Wolfson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 34,175 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

OHCP

OHCP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,113,113 shares of the Stock.

OHCMP

OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,827 shares of the Stock.

OHCP GenPar

As the general partner of both OHCP and OHCMP, OHCP GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,192,940 shares of the Stock.

OHCP MGP

As the general partner of OHCP GenPar, OHCP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,192,940 shares of the Stock.

Wolfson

Wolfson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 34,175 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii).  The identity of each of the Reporting Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2011

OAK HILL CAPITAL PARTNERS, L.P. By: OHCP GenPar, L.P., general partner By: OHCP MGP, LLC, general partner By: /s/ Kevin G. Levy Kevin G. Levy, Vice President
OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P. By: OHCP GenPar, L.P., general partner By: OHCP MGP, LLC, general partner By: /s/ Kevin G. Levy Kevin G. Levy, Vice President

OHCP GENPAR, L.P.
By: OHCP MGP, LLC, general partner

By: /s/ Kevin G. Levy
 Kevin G. Levy, Vice President

OHCP MGP, LLC

By: /s/ Kevin G. Levy
 Kevin G. Levy, Vice President

/s/ Mark A. Wolfson
MARK A. WOLFSON